UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 28, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

ChargedEV Holdings LLC
Borrower Investment Committee Memo
Clayton, North Carolina, USA
October 21, 2026

This Investment Committee ("IC") Memo includes projections and forward-looking information that represents the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

Item 9. Other Events

Executive Summary

Energea Portfolio 4 USA LP (the "Company") has entered into a Master Loan Agreement (the "MLA") with ChargedEV Holdings LLC ("ChargedEV" or the "Borrower") and its founder, Jeremy Watrous (the "Sponsor"), to finance direct-current ("DC") fast-charging hubs for electric vehicles ("EVs") in the US Southeast (see Table 11). The MLA is dated as of October 14, 2026, was executed on October 15, 2026, and establishes an uncommitted, senior secured lending platform with an Aggregate Cap of USD 10,000,000. Each hub joins the platform through its own Project Loan Agreement ("PLA").

This memo defines the Borrower and the Sponsor, assesses the credit of the platform and the support behind it, and summarizes the general terms and conditions of the MLA, which apply to every loan. Each PLA is presented in its own PLA Memo, attached to this memo as an exhibit as the PLA is issued. The PLA Memos describe the hub, its PLA-specific terms and its debt service coverage, and do not restate the terms of the MLA.

ChargedEV is a North Carolina holding company, formed in July 2026 and wholly owned by the Sponsor, that will own each hub through a wholly owned project company and carry the debt. The hubs are built on Tesla Supercharger hardware under Tesla's Supercharger for Business program, with Tesla, Inc. ("Tesla") providing operations and maintenance ("O&M"), network access, billing and in-car navigation routing under long-term agreements (see Tesla Agreements in the Legal Summary). There is no guarantor. In its place, the Sponsor pledges 100% of the Borrower's equity to the Company (see Table 12), all revenue is paid into Company-controlled accounts, and the Sponsor is personally liable for defined bad acts.

Public DC fast charging in the US Southeast is an early and under-supplied infrastructure segment. The MLA gives the Company operating-asset credit exposure to it as a senior secured lender, at a fixed 13.50% a year in US dollars, with a seven-year amortization, control of cash from the first dollar and, through a warrant over up to 10% of the Borrower's equity and a right of first refusal, a share in the upside and access to the Borrower's pipeline. Because the facility is uncommitted, the Company takes exposure one hub at a time, after diligence on each.

The principal risks, discussed in the Risk Assessment, are that the Borrower is newly formed and run by one principal; that revenue is uncontracted charging sales and Tesla is the sole network, billing and O&M provider; that one operating hub carries the credit until the pipeline converts; that the Borrower's model, restated on the MLA terms, shows coverage below the 1.20x covenant during the 2027 ramp-up; and that perfection of the security, account control and other closing deliverables follow the Initial Advance as Post-Funding Conditions under Waiver, Consent and
Amendment Agreement No. 1 dated as of October 20, 2026 ("Waiver No. 1"), on fixed deadlines.

Key Information

Table 1 - General Information

Company	Energea Portfolio 4 USA LP
Borrower	ChargedEV Holdings LLC (North Carolina)
Sponsor	Jeremy Watrous (equity pledgor; not a guarantor)
Guarantor	None
Facility	Master Loan Agreement executed October 15, 2026 (dated as of October 14, 2026)
Aggregate Cap	USD 10,000,000 (uncommitted)
Interest Rate	13.50% a year, fixed, all-in, in USD
Tenor	Three months interest only, then seven years of level monthly amortization, per Advance
Loans Outstanding	One PLA signed (Norcross), up to USD 270,000; no Advance funded
Financed Assets	8 Tesla V4 Supercharger posts (one hub)
Eligible Assets	US EV DC fast-charging hubs, operating or under construction
Currency	USD; no foreign-exchange exposure
Status	MLA and PLA No. 1 executed; security, account control and other conditions to the first Advance outstanding

Table 2 - Stakeholders

Company	Energea Portfolio 4 USA LP
Borrower	ChargedEV Holdings LLC
Sponsor and Sole Member	Jeremy Watrous
Project Companies	ChargedEV Atlanta LLC (Norcross); ChargedEV Raleigh LLC (Morrisville)
Manager of the Project Companies	ChargedEV LLC (Sponsor's management company; not an obligor)
Hardware, O&M and Network Operator	Tesla, Inc.
Installation Contractor	Car Charger Specialists, LLC
Account Banks	Column Bank, N.A. (deposit accounts); Brex Treasury LLC (treasury accounts)
Loan Manager	Energea

Table 3 - Loans Outstanding

Loan	Project	Assets	Principal	Funded
PLA No. 1	Norcross, Georgia	8 Tesla V4 posts	Up to USD 270,000	Not yet funded
Total		8 Tesla V4 posts	Up to USD 270,000

Site, technical and PLA-specific terms for each loan are presented in its PLA Memo (see Exhibit A).

The Borrower and Sponsor

ChargedEV is an owner-operator of Tesla Supercharger hubs founded by Jeremy Watrous. The Sponsor owns 100% of the Borrower, and the Borrower will own 100% of each project company. Its Norcross, Georgia hub reached commercial operation in April 2026 and has received monthly Tesla payouts since then. Its Morrisville, North Carolina hub has been open to the public since October 1, 2026.

Table 4 - Group Structure

Entity	Role	Ownership	Obligor
ChargedEV Holdings LLC	Borrower; holds the project companies	100% Sponsor	Yes
ChargedEV Atlanta LLC	Owns the Norcross hub, open to the public	100% Borrower (equity rollover closed September 28, 2026)	Yes
ChargedEV Raleigh LLC	Owns the Morrisville hub, open to the public since October 1, 2026	100% Borrower (equity rollover closed October 15, 2026)	Pledged under the Equity Pledge; joins as a Project Company under its own PLA
ChargedEV LLC	Sponsor's management company; services the project companies	Sponsor	No
ChargedEV Baltimore LLC	Maryland project outside the platform	Sponsor	No
Jeremy Watrous	Sponsor; pledges the Borrower's equity and grants the Warrant	-	Pledgor only

ChargedEV Holdings LLC. The Borrower was organized in North Carolina on July 29, 2026 as the holding company for this facility. It owns no hub directly, has no operating history and held about USD 1,000 in its Column Bank and Brex accounts at September 30, 2026. Its limited liability company operating agreement was executed on August 29, 2026. Its capacity to pay is therefore the cash flow of the hubs it will hold, which is assessed hub by hub in each PLA Memo, supported by the security and cash controls described below.

Project companies. ChargedEV Atlanta LLC, a Georgia company organized on November 25, 2025, owns the Norcross hub and its Tesla, installation and hosting agreements. It became a wholly owned subsidiary of the Borrower on September 28, 2026 through a membership interest purchase agreement, an equity rollover for no cash. It owes the Sponsor nothing: of USD 395,000 of member notes, USD 10,000 and accrued interest were repaid and USD 385,000 was contributed to capital, by written consent of September 22, 2026. ChargedEV Raleigh LLC, a North Carolina company formed on January 5, 2026, owns the Morrisville hub, open to the public since October 1, 2026, and became a wholly owned subsidiary of the Borrower on October 15, 2026 through an equity rollover for no cash. The Sponsor's USD 290,000 of member loans to it were contributed to capital, effective October 2, 2026. Its installation agreement names a different client and site address and is to be corrected before any Morrisville spending is approved.

Affiliates outside the platform. ChargedEV LLC, the Sponsor's management company, services each project company for a capped management fee paid only after debt service and the reserve.
ChargedEV Baltimore LLC holds a Maryland project that is excluded from the right of first refusal. The MLA describes it as financed by a US Small Business Administration ("SBA") loan underwritten by Stearns Bank, N.A. The Sponsor now reports that SBA guidance treats EV charging as a passive business that is ineligible for 7(a) loans, that neither the SBA loan nor Stearns Bank financing will proceed, and that he intends to propose the project to the Company for financing, which would require its acquisition by the Borrower and the Company's approval.

Jeremy Watrous. The Sponsor is the sole full-time principal and runs site acquisition, capital strategy and operations with contracted delivery partners and in-house software. He pledges the Borrower's equity and grants the Warrant but is not a guarantor. Identity, integrity and credit screening of the Sponsor is a condition to the first Advance and is not yet on file.

Track record. The group's operating history includes the Norcross and Morrisville hubs. Tesla's monthly payout statements to ChargedEV Atlanta LLC show sessions rising from 3,002 in May to 3,443 in August 2026 and net revenue, after Tesla's fee and taxes, rising from USD 29,646 to USD 39,599 over the same months (see Table A-7). There are no entity financial statements and no operating record before 2026.

Implications for the credit. This is a single-founder, early-stage platform with two operating hubs and no balance sheet behind the Borrower. The Company's position rests on hub cash flow, firstranking security over each project company and over the Borrower itself, and control of cash through the waterfall, not on group financial strength. Because Tesla operates, maintains and bills for every hub, day-to-day operation does not depend on the Sponsor's time, and the pledge of the Borrower's equity lets the Company replace management without assigning the hub contracts.

Loan Structure and Security

Structure

The Company enters EV fast charging as a senior secured lender rather than an owner. The segment is new to the Company and revenue is uncontracted, so a fixed coupon, amortization from the fourth month, cash dominion and step-in rights give a defined return and control while the Company builds operating data. Upside is taken through the Warrant rather than through first-loss risk.

The hubs are small and arrive one at a time, and the fixed cost of a project loan would absorb a disproportionate share of the return if repeated for each hub. The MLA incurs that cost once. It fixes the platform terms and the security behind every loan, and each hub then joins through a short PLA that adds only its own terms. A hub becomes an Approved Project only when it meets its PLA eligibility criteria, has completed diligence and has Investment Committee approval. The facility is uncommitted: the Aggregate Cap is a ceiling, the Company may decline, defer, reduce or condition any Advance even when every condition is met, and it may terminate the facility at any time by notice. The principal terms of the MLA are summarized in Table 11.

Each Advance is interest only for three months from disbursement and then fully amortizes in level monthly payments over seven years, with the Company's option to sculpt the profile to support the Debt Service Coverage Ratio ("DSCR") covenant. Advances are sized against a Borrowing Base that the Company values on the Borrower's sizing inputs and a typical-unit benchmark validated against one to two months of each hub's own utilization. New builds draw against an approved budget, verified milestones and an in-balance test, with up to 10% held back until commercial operation. The definitions, the uncommitted character, the Aggregate Cap, the Borrowing Base, permitted uses, interest and payments, the approval gates, cash management, the Holdco Equity Pledge, the Events of Default, security and governing law are Hard-Locked Terms that no PLA can vary.

Cash Management

All hub revenue is paid by Tesla, as billing agent, directly into Controlled Accounts: deposit accounts at Column Bank, N.A. under a deposit account control agreement ("DACA") and treasury accounts at Brex Treasury LLC under a securities account control agreement ("SACA"), with continuous view access for the Company. On each Payment Date cash is applied in a fixed order: operating costs, scheduled debt service, replenishment of the three-month Debt Service Reserve Account ("DSRA"), any clawback and only then distributions, subject to the Distribution Conditions. The DSRA is built from operating cash flow and is not funded at closing. The Company takes exclusive control of the accounts on an Event of Default, an uncured Default, a diversion of receivables or a DSRA shortfall.

No Guarantee; Sponsor Support

There is no corporate or personal guarantee. In its place stand the Holdco Equity Pledge, under which the Sponsor pledges 100% of the Borrower's equity and the Company may, on an Event of Default, take control of the Borrower's governance; the Sponsor's full personal liability for losses from fraud, wilful misconduct, diversion of revenue, a voluntary or collusive insolvency filing, an unpermitted transfer of the Borrower's equity and physical waste; and the Sponsor's right, but not obligation, to cure a DSCR shortfall with cash equity (see Table 12). The pledge has no performance-based release and is released only on payment in full.

Security and Perfection

The platform security comprises an all-assets security agreement over the Borrower and each project company, perfected by Uniform Commercial Code ("UCC") financing statements; a pledge of 100% of the Borrower's equity in each project company; the Holdco Equity Pledge; the DACA and SACA; a collateral assignment of the material contracts; and direct agreements with Tesla and the site hosts. It secures every loan under the MLA and must be granted and perfected before the first Advance. Its status is summarized in Table 5.

Table 5 - Platform Security Status (as of October 19, 2026)

Instrument	Status
Security Agreement (all assets of the Borrower and project companies)	First draft; not executed; no UCC filing
Pledge of the project company equity (by the Borrower)	First draft; not executed; equity registers of the project companies outstanding
Holdco Equity Pledge (by the Sponsor)	First draft; not executed; Sponsor's written authorization signed August 30, 2026
Warrant (by the Sponsor)	First draft; not executed
Collateral Assignment of Material Contracts	First draft; not executed; notice to Tesla is a condition to the first Advance
DACA (Column Bank) and SACA (Brex Treasury)	Not yet on file; account verification letter of September 15, 2026 on file
Tesla consent to the financing	Countersigned September 8, 2026, but names an Energea vehicle other than the Company; to be reissued
Tesla Financing Party acknowledgment, Tesla direct agreement and host direct agreement	Conditions subsequent, pursued for 90 days after the first Advance; further Advances under PLA No. 1 withheld until met
Lien searches	Not yet run in North Carolina or Georgia

Under Waiver No. 1, the Company waives, for the Initial Advance only, the UCC filings, the DACA and SACA, the notice to Tesla, the insurance endorsements, the closing certificates and the legal opinions, and converts them into Post-Funding Conditions due three to thirty Business Days after funding. Missing any deadline is an Event of Default without a cure period, and no further Advance is considered until all are met. The security documents, the equity rollover and the Company's know-your-customer screening must still be completed before funding. The certificates of August 30, 2026, the Tesla consent and the deposit-account schedule name Energea Portfolio 6 EV Infra, LP rather than the Company, and are being re-issued in the Company's name.

Financial Summary

ChargedEV repays from the cash flow of the hubs it holds. There is no guarantor behind it; if hub cash flow falls short, the DSRA, the Distribution Conditions and the Sponsor's cure right are the first line, and behind them sit the equity pledges, the hub security and the Company's control of cash. Debt service coverage is assessed for each hub in its PLA Memo and, as more hubs are financed, for the portfolio in the Borrower model on the executed terms of the MLA.

Portfolio Debt Service

On the MLA terms, the PLA No. 1 Initial Advance of USD 270,000 pays interest of USD 3,038 a month for three months and then level payments of USD 4,986 a month for seven years. Annual debt service is about USD 59,826 from the second loan year, the DSRA target is about USD 14,957 and total interest over the life of the Advance is USD 157,896. The schedule by loan year is set out in Annex 1 (see Table 14).

Hub Performance

Tesla's net remittances to ChargedEV Atlanta LLC, after its service fee, taxes, chargebacks and refunds, averaged USD 34,656 a month from May to September 2026 (see Table A-7). Deducting the energy cost and rent in the Borrower's May and June profit and loss statements leaves cash flow available for debt service ("CFADS") of about USD 12,000 a month before insurance. That covers the Initial Advance's interest-only payment about 3.9 times and its level payment about 2.4 times. The May and June results are Borrower-prepared; the project company bank statements delivered on October 12, 2026 are available to reconcile them.

Borrower Model

The Borrower model (last saved September 14, 2026) lends USD 825,915 in three loans, Norcross USD 270,000, Morrisville USD 420,513 and a second Norcross loan of USD 135,402, and projects the CFADS that the two hubs distribute to the Borrower. Only the Norcross Initial Advance is documented; the other two would each require the Company's approval and, for Morrisville, its own PLA.

Table 6 - Borrower Model, as Built (USD thousands)

Year	Principal	Interest	Debt Service	Cumulative Principal	Projected CFADS	DSCR
2026	2.7	20.4	23.1	2.7	30.6	1.33x
2027	29.3	103.5	132.7	32.0	192.1	1.45x
2028	59.8	98.0	157.7	91.7	236.8	1.50x
2029	93.4	88.5	181.9	185.1	281.3	1.55x
2030	128.5	74.6	203.1	313.7	323.0	1.59x
2031	157.7	56.5	214.2	471.3	349.5	1.63x
2032	184.8	34.8	219.6	656.2	366.6	1.67x
2033	169.8	10.0	179.8	825.9	375.3	2.09x

The model predates the MLA terms. It sculpts debt service over 84 months with no interest-only period and applies a monthly rate of about 1.06% where 13.50% on a 30/360 basis gives 1.125%. Restated by the Company on the MLA profile, for the same amounts, dates and CFADS, annual debt service is about USD 179,000 in 2027 and USD 183,000 from 2028, and DSCR is 1.07x in 2027, 1.29x in 2028 and 1.54x or more from 2029. Trailing six-month DSCR falls below 1.20x in 13 monthly tests from April 2027, with a low of 0.95x in August 2027, while Morrisville ramps up. With CFADS 15% lower, the model's own DSCR is 1.23x in 2027 and 1.28x in 2028.

The model is conservative on Norcross: it loads May to August 2026 volumes 7% to 16% below Tesla's statements, and its Norcross distributions average about USD 7,000 a month against the roughly USD 12,000 a month shown above. The covenant tests only Qualified Projects with six months of CFADS, the Company may sculpt any Advance and sizes every Advance at its discretion, and the model is to be refreshed to the MLA terms, and Morrisville sized against it, before any Advance beyond the Norcross Initial Advance.

Sponsor Backing

There is no guarantor to analyze. The Sponsor's cure right is a right, not an obligation, and its capacity depends on his liquidity, which he reports at USD 275,000 of cash within net worth of about USD 2.7 million; the statement is unaudited and not reconciled to bank or brokerage evidence. The Company's reliance is therefore on control rather than on the Sponsor's balance sheet: the Holdco Equity Pledge and the project company equity pledges let the Company take control of the Borrower and each project company and keep a hub operating with its Tesla and site contracts in place.

Offtaker. There is no offtaker. Drivers pay per session at prices the Borrower sets, and Tesla collects and remits monthly as billing agent. A credit view of Tesla as remitting agent is to be added.

Pricing, Currency and Inflation

The 13.50% fixed rate compares with an indicative 8.6% to 9.1% for sponsored US middle-market first-lien unitranche loans, based on overnight SOFR of 3.89% on October 13, 2026 plus spreads of about 475 to 525 basis points. The premium of about 440 to 490 basis points reflects a first exposure below USD 1 million, a newly formed borrower, uncontracted revenue and the absence of a guarantee; the Warrant and the right of first refusal add return and pipeline access beyond the coupon. Voluntary prepayment carries a premium of 50% of the principal prepaid.

The facility, revenue and costs are all in US dollars, so there is no currency exposure, and the fixed rate removes reset risk for both parties. Inflation acts on energy cost, rent and fees, while the Borrower sets charging prices; the MLA has no indexation.

Sources of repayment. In order of priority: hub cash flow through the waterfall and the DSRA; the Sponsor's equity cure right and his liability for bad acts; and the collateral, through enforcement of the equity pledges and step-in, sale of the project companies as going concerns, or enforcement over equipment, receivables and contracts.

Platform Admission and Pipeline

Admission of hubs. A hub joins the platform only as an Approved Project: it meets the eligibility criteria in its PLA (technical, legal, commercial, permitting and interconnection readiness), completes diligence, receives Investment Committee approval of its PLA Memo, fits the Borrowing Base and its project company is onboarded with security. New builds draw under a Construction Rider against an approved budget, Technical Director sign-off on each milestone and an in-balance test.

Table 7 - Borrower Pipeline

Project	Location	Capital Need from the Company	Status
Morrisville Square (4 V4 posts)	Morrisville, North Carolina	Model assumes USD 420,513; no PLA	Operating since October 1, 2026
Pipeline (14 projects, 90 stalls)	Georgia (10), Florida (2), Maryland (1), North Carolina (1)	USD 5,659,000 (Borrower estimate)	Target COD January to September 2027 (Borrower estimate)

The Borrower's Capital Needs Forecast (Revision 3, September 26, 2026) shows gross capital expenditure of USD 9,264,000 for the 14 pipeline projects, reduced by Georgia Power's makeready program and other incentives, with a first draw of USD 168,500 in December 2026. These are Borrower estimates, not commitments of either party. Together with the model's USD 825,915 for Norcross and Morrisville, the forecast totals about USD 6.5 million, within the Aggregate Cap. The Warrant becomes exercisable once USD 2,000,000 has been disbursed, and the right of first refusal ends once cumulative Advances reach USD 10,000,000.

Revenue model. Each hub sells charging sessions to drivers at prices the Borrower sets, and drivers reach the hubs through Tesla's in-car navigation. Tesla bills drivers as agent, nets its service fee, taxes, chargebacks and refunds, and remits monthly to the project company's Controlled Account. Energy is bought from the local utility; Norcross takes service under a Georgia Power EV time-of-use tariff.

Governance and Compliance

Disbursement control. No Advance is funded without written clearance of three approval gates: compliance (reporting current, no Default, and know-your-customer, anti-money-laundering and Office of Foreign Assets Control screens current), technical (Technical Director sign-off on asset condition and utilization or, for new builds, milestone evidence) and financial (Borrowing Base, current sizing inputs and permitted use). Advance proceeds not applied within 15 Business Days are returned with interest, and no part of any Advance may reach the Sponsor.

Reporting and covenant testing. The Borrower delivers a monthly reporting package within eight Business Days of month-end (sessions, utilization and revenue by hub, waterfall and DSRA status with bank statements, O&M log, budget variance and use of proceeds), monthly financial statements of the Borrower and each project company within 15 Business Days, a quarterly Compliance Certificate with the DSCR computation within 45 days and annual statements within 120 days, with an annual confirmation from the Sponsor. Any Tesla or host termination or nonrenewal notice reaches the Company within two Business Days. A Project Oversight Committee with a Company observer seat meets at least quarterly from the first Advance. The fiscal year-end of the Borrower is December 31.

Related-party controls. Cash moves only through the Controlled Accounts and the waterfall. Services from the Sponsor or his affiliates require the Company's consent. The management fee to ChargedEV LLC is capped at USD 3,000 per site per month plus USD 250 per stall above four and is paid only after the distribution tier, and cost reimbursements to ChargedEV LLC carry at most a 10% charge. Any new loan from the Sponsor needs the Company's consent and is automatically subordinated, with a payment standstill and turnover. The Borrower may not incur other debt, grant liens, dispose of assets or change control without consent.

AML, sanctions and anti-corruption. Representations and covenants apply at the platform level and to every PLA. Know-your-customer, anti-money-laundering and sanctions checks on the Borrower and its owners, with an ownership chart, are a condition to closing and to each Advance, and a breach not remediated within 30 Business Days is an Event of Default.

Regulatory and tax. The Borrower must maintain permits, interconnection and code compliance and preserve incentive eligibility on each onboarding. The federal Section 30C refueling property credit is repealed for property placed in service after June 30, 2026; Norcross was placed in service in April 2026 and the Sponsor claims any credit personally, so it sits outside CFADS. Pipeline economics rely on utility programs and grants that can change. The Borrower and both project companies are single-member limited liability companies that the Sponsor confirms are disregarded for federal income tax.

Table 8 - Due Diligence Status

Area	On File	Open
Corporate
Borrower's certified Articles of Organization, certificate of existence and tax identification; ChargedEV Atlanta LLC's formation, existence and amended operating agreement; ChargedEV Raleigh LLC's organizer's statement and operating agreement; Borrower's operating agreement (August 29, 2026); ChargedEV Atlanta LLC's membership interest purchase agreement and register
(September 28, 2026)
Borrower's equity register; ChargedEV Raleigh LLC's executed equity rollover and register (reported delivered October 15, 2026); ChargedEV Raleigh LLC's Secretary of State record
Financial	Norcross Tesla payout statements (April to September 2026); Norcross profit and loss (May and June 2026); proforma-toactuals comparison; Capital Needs	Entity financial statements; model refreshed to the MLA terms

Forecast Revision 3; Borrower model;
Borrower bank statements (July to September 2026); project company bank statements (delivered October 12, 2026); Sponsor's solvency certificate and personal statement

Legal and Compliance	Sponsor's written authorization of the pledge and Warrant; officer's certificate on consents and the Tesla change of control; incentive-continuity certificate	Know-your-customer, antimoney-laundering and sanctions screening of the Borrower, project companies and Sponsor; litigation confirmations; legal opinions
Insurance	Certificate of liability insurance; certificates naming the Company as loss payee and additional insured (October 15, 2026)	Endorsements due under Waiver No. 1; confirmation that the bound property and business interruption limits meet PLA No. 1 Schedule D
Projects	Presented in each PLA Memo	-

Table 9 - Exceptions to Energea's Standard Requirements

Exception	Rationale and Mitigation
No corporate or personal guarantee
The Holdco Equity Pledge gives the Company control of the Borrower itself, cash is under the Company's control from the first dollar, every Advance is discretionary and the Sponsor is personally liable for bad acts

No historical financial statements of the Borrower	The Borrower is newly formed; the analysis rests on the Borrower model and on Tesla payout statements for the operating hub
Sponsor reporting limited to an annual confirmation	Consistent with a pledgor-only role
DSRA built from cash flow rather than funded at closing	No distribution is possible until the DSRA is full

Risk Assessment

Table 10 - Principal Risks and Mitigants

Risk	Description	Mitigation
Counterparty and Sponsor	A borrower formed in July 2026 with no financial history, run by one principal who also carries other projects and personal guaranties
The Holdco Equity Pledge lets the Company replace management and take control of the group. Tesla performs O&M and billing, so daily operation does not depend on the Sponsor's time. Cash sits in Controlled Accounts from the first dollar, reporting is monthly and the Company observes the Project Oversight Committee. Every Advance is discretionary, so new exposure stops if the Sponsor's position weakens

Concentration and related parties	One operating hub carries debt service until other hubs qualify; the Sponsor's management company earns fees, and PLA No. 1 permits Morrisville costs before ChargedEV Raleigh LLC is collateral
The covenant tests only Qualified Projects, and new hubs add exposure only through discretionary Advances. Management fees are capped and paid after the distribution tier. Any Sponsor loan is subordinated. Morrisville spending under PLA No. 1 needs the Company's specific written approval

Collateral and perfection	Security is not yet granted or perfected; third-party consents name another Energea vehicle; the Norcross hosting agreement cannot be assigned without the host's consent
Under Waiver No. 1 the Initial Advance funds before perfection, with UCC filings, account control agreements and insurance endorsements due within three to thirty Business Days, and missing any deadline is an Event of Default without a cure period. Enforcement at the equity level keeps each project company, and its Tesla and site contracts, in place without assignment. Tesla's consent to the financing is on file and is being conformed to the Company's name. Unsatisfied conditions subsequent block further Advances

Revenue and Tesla dependence	Uncontracted charging sales exposed to utilization, competition and price; Tesla is the sole network, billing and O&M provider
Norcross payouts are evidenced monthly and rose from May to August 2026 before easing in September. The 1.20x covenant and the 1.30x distribution lock-up retain cash when volume falls. The Company receives any Tesla or host termination notice within two Business Days, and termination or suspension of a material contract is an Event of Default

Technical and construction	Morrisville and the pipeline are new builds that depend on utility make-ready work, permitting and contractor delivery
Construction Advances are released against an approved budget, verified milestones, an in-balance test and up to 10% holdback. Tesla supplies and commissions the hardware. Each new build has its own PLA Memo before it joins

Debt sizing and model	The Borrower model predates the MLA terms; restated on the MLA profile, trailing six-month DSCR falls below 1.20x during the 2027 ramp-up
Norcross cash flow evidenced by Tesla statements runs well above the model. The covenant excludes hubs until they have six months of cash flow. The Company may sculpt any Advance and sizes every Advance at its discretion, and the Sponsor may cure with equity

Interest rate and inflation	Energy cost and rent move with utility tariffs and inflation, while the coupon is fixed	Facility, revenue and costs are in US dollars. Margin compression shows in CFADS and triggers the distribution lock-up before the covenant
Legal, regulatory and tax	Document conformity at closing; repeal of the Section 30C credit and reliance on utility programs and grants; enforceability of the 50% prepayment premium
Conformity items are conditions precedent. Incentives are neither debt nor CFADS, and incentive continuity is a covenant. Legal opinions are a condition precedent, and counsel is to confirm the prepayment premium

The Company knowingly carries the following residual risks: concentration in one operating hub and one founder until the pipeline converts; reliance on Tesla as sole network, billing and O&M provider; uncontracted volume and price; support behind the Borrower limited to the pledged equity and the hub assets, with no guarantee; and, until the closing deliverables are complete, an Initial Advance funded before the security is perfected, protected by the Post-Funding Conditions of Waiver No. 1 and their fixed deadlines.

Legal Summary

Each of the agreements that comprise the platform has been reviewed by the Manager. This section comments on the following agreements:

a)  Master Loan Agreement
b)  Holdco Equity Pledge, Sponsor Recourse and Warrant
c)  Tesla Agreements

Table 11 - Master Loan Agreement

Contract	Master Loan Agreement executed October 15, 2026, dated as of October 14, 2026; each hub is added through a Project Loan Agreement
Parties	Energea Portfolio 4 USA LP (the Company) as lender; ChargedEV Holdings LLC as Borrower; Jeremy Watrous as Sponsor, solely for the Holdco Equity Pledge, the Warrant and the provisions that apply to him
Aggregate Cap	USD 10,000,000; a ceiling, not a commitment, which the Company may raise at its discretion
Commitment	Uncommitted and fully discretionary; the Company may decline, defer, reduce or condition any Advance and may terminate the facility at any time by notice
Interest	13.50% a year, fixed, all-in, in USD; 30/360; payable monthly in arrears on the fifth Business Day; no fees to the Borrower; default rate plus 3.50%
Tenor and Amortization	Each Advance is interest only for three months, then fully amortizes in level monthly payments over seven years; the Company may sculpt the profile to support the DSCR covenant
Construction Advances	Against an approved budget and draw schedule, an in-balance test and a Technical Certificate for each milestone; up to 10% holdback until commercial operation
Prepayment Premium	50% of the principal prepaid; none on casualty, condemnation or insurance proceeds or after an increased-cost demand
Borrowing Base	No fixed advance rate; each Advance sized against the Company's valuation of eligible collateral, with haircuts for partial or assigned revenue interests
Debt Service Reserve	Three months of scheduled debt service, built from operating cash flow
Financial Covenant	DSCR of at least 1.20x on a trailing six-month basis, on Qualified Projects, tested on each Payment Date and quarter-end; Sponsor equity cure at most twice in four quarters and five times in total
Distributions	Only from excess cash flow, with trailing six-month DSCR of at least 1.30x (waived until April 14, 2027), the DSRA full, debt service and reporting current and no Default
Cash Management	Revenue paid by Tesla into Company-controlled accounts at Column Bank and Brex Treasury; fixed waterfall of operating costs, debt service, DSRA, clawback and then distributions
Right of First Refusal	Over third-party financing of new US EV charging projects of the Borrower group, excluding the Baltimore project; ends once cumulative Advances reach USD 10,000,000
Hard-Locked Terms
Definitions, uncommitted character, Aggregate Cap, Borrowing Base, permitted uses, interest and payments, approval gates, cash management, Holdco Equity Pledge, Events of Default, security and governing law; changed only by amendment to the MLA

Governing Law	Delaware law; perfection and enforcement follow the UCC of another state where mandatory choice-of-law rules require

Table 12 - Holdco Equity Pledge, Sponsor Recourse and Warrant

Pledgor	Jeremy Watrous
Holdco Equity Pledge	100% of the Sponsor's equity in the Borrower; on an Event of Default the Company may exercise all rights of an equity holder, including removing and replacing the Borrower's managers
Release	Only on payment in full and termination of the facility; no performance-based or calendar-based release
Sponsor Recourse
Limited to the pledged equity, except full personal liability for losses from fraud, wilful misconduct or bad faith, misappropriation or diversion of revenue, a voluntary or collusive insolvency filing, an unpermitted transfer of the Borrower's equity and physical waste

Equity Cure	The Sponsor may cure a DSCR shortfall with cash equity; a right, not an obligation
Warrant
Option over up to 10% of the Borrower's equity at an aggregate exercise price of 20% of Advances disbursed, pro-rated for partial exercise; exercisable only after USD 2,000,000 has been disbursed and while obligations are outstanding; non-dilutive

Reporting	Annual Sponsor confirmation; no Sponsor financial statements

Tesla agreements. Each project company holds a supercharger purchase agreement and a longterm services agreement with Tesla, Inc. covering O&M, network access and billing. Tesla remits charging revenue monthly, net of its service fee and taxes, into the project company's Controlled Account. The Company receives notice of any Tesla termination or non-renewal within two Business Days, and termination or suspension of a material contract is an Event of Default.

Exhibits

A consolidated amortization schedule of all PLAs is attached as Annex 1, and a PLA Memo for each PLA is attached as an exhibit; this memo is updated each time a PLA is added or a PLA Memo changes:

Annex 1 - Consolidated Amortization Schedule, All PLAs
Exhibit A - PLA Memo, PLA No. 1 (Norcross)

Review

This memorandum has been reviewed by Energea management, who believe it to be accurate in all material respects as of the date on the cover.

/s/ Mike Silvestrini
Partner

/s/ Arthur Issa
Financial Analyst

/s/ Dave Rutty
Senior Investment Analyst

/s/ Isabella Mendonça
General Counsel

/s/ Francielle Assis
HR & HSEC Legal Manager

/s/ Julio Cezar dos Santos de Morais
Electrical Engineer

/s/ Juan Carvajales
Senior Portfolio Manager

Annex 1 - Consolidated Amortization Schedule, All PLAs

Table 14 combines the scheduled debt service of every outstanding PLA by loan year. PLA No. 1 (Norcross) is the only PLA and has not yet been funded; the schedule assumes the full Initial Advance of USD 270,000 is disbursed at once, with three months of interest only and 84 level monthly payments at 13.50% (30/360). The schedule of each loan is set out in Annex 1 of its PLA Memo, and this annex is updated each time a PLA is added or amended.

Table 14 - Consolidated Scheduled Debt Service by Loan Year (USD)

Loan Year	PLA No. 1 Debt Service	Total Principal	Total Interest	Total Debt Service	Ending Balance
1	53,982	18,342	35,640	53,982	251,658
2	59,826	27,514	32,313	59,826	224,144
3	59,826	31,467	28,360	59,826	192,678
4	59,826	35,988	23,839	59,826	156,690
5	59,826	41,158	18,668	59,826	115,532
6	59,826	47,071	12,755	59,826	68,461
7	59,826	53,834	5,992	59,826	14,626
8 (three months)	14,957	14,626	330	14,957	0
Total	427,896	270,000	157,896	427,896

Exhibit A - PLA No. 1: Norcross
to the ChargedEV Holdings LLC Borrower Investment Committee Memo
Norcross, Georgia, USA
October 21, 2026

This exhibit forms part of the ChargedEV Holdings LLC Borrower Investment Committee Memo (the "Borrower Memo") and should be read with it. The forward-looking statements notice and the defined terms of the Borrower Memo apply to this exhibit. The Borrower, the Sponsor, the general terms of the Master Loan Agreement and the platform security are described in the Borrower Memo and are not repeated here.

Executive Summary

Norcross ("Project") is an operating eight-stall Tesla V4 Supercharger hub in the parking area of Global Mall, Norcross, Georgia, owned by ChargedEV Atlanta LLC (the "Project Company"). It was released to the public by Tesla on April 28, 2026 and has received monthly Tesla payouts since then. Project Loan Agreement No. 1 ("PLA No. 1"), dated as of October 14, 2026 and executed October 15, 2026, provides an Initial Advance of up to USD 270,000 to ChargedEV Holdings LLC against the Project. The Advance has not yet been funded; it is made once the conditions in the Borrower Memo are met.

The Project Company joined the Borrower through an equity rollover for no cash on September 28, 2026, so the Project's Tesla, installation and hosting agreements stay in the Project Company's name without assignment. Tesla operates, maintains and bills for the hub under a long-term service agreement (see Table A-11), and the site is held under a hosting agreement with up to twenty years of site control (see Table A-9).

At the Initial Advance of USD 270,000, the Project's projected cash flow covers debt service about 2.49 times, against a maximum loan of about USD 540,300 at the 1.30x underwriting test. Tesla's payout statements show sessions and net revenue rising from May to August 2026 before easing in September (see Table A-7).

Key Information

Table A-1 - General Information

Project Company	ChargedEV Atlanta LLC (Georgia)
Project Location	Global Mall, 5675 Jimmy Carter Boulevard, Norcross, Georgia 30071
Coordinates	33.915234, -84.208237
Technology	Tesla Supercharger for Business, DC fast charging
System Size	8 Tesla V4 Supercharger posts; 2 Tesla V3.5 power cabinets (about 770 kW)
Estimated Year 1 Utilization	About 20%
Project Status	Operating
Site Status	Hosting agreement (leased)
Commercial Operation	April 28, 2026

Table A-2 - Stakeholders

Project Company	ChargedEV Atlanta LLC
Network Operator and O&M Provider	Tesla, Inc.
Installation Contractor	Car Charger Specialists, LLC
Engineer of Record	EDEC, Inc.
Site Host	Kensington Apartments Limited Partnership
Utility	Georgia Power

Table A-3 - Loan Summary (PLA No. 1)

Initial Advance	Up to USD 270,000, subject to the Company's valuation of the Borrowing Base; not yet funded
Cost Basis	Total installed cost of USD 453,269 (equipment and installation)
Use of Proceeds
Closing, legal, diligence and perfection costs; Company approved capital expenditure at the Project; and, if the Borrower elects and the Company approves the specific costs in writing, construction and Tesla hardware for the Morrisville project. No part of the Advance may reach the Sponsor

Onboarding	Equity rollover of the Project Company into the Borrower for no cash; no assignment of the Project's material contracts
Material Contracts	Tesla Sale and Purchase Agreement; Tesla Long Term Services Agreement; Car Charger Specialists installation agreement; Kensington hosting agreement
Sizing Inputs	The Project's own June and July 2026 utilization and revenue data validate the typical-unit benchmark
Haircuts and Holdback	None; as an operating project, no construction holdback applies
Conditions Subsequent	Tesla Financing Party acknowledgment or direct agreement and the host direct agreement, pursued for 90 days after the Advance; further Advances under PLA No. 1 withheld until met
Insurance (Schedule D)
General liability of USD 1,000,000 per occurrence and USD 3,000,000 aggregate; property at full replacement cost; business interruption of at least twelve months of projected revenue; insurers rated at least A-VII

Sponsor Loans	None outstanding; the USD 395,000 of member notes were repaid (USD 10,000) or contributed to capital (USD 385,000); any future Sponsor loan is subordinated automatically
Other Terms	As set out in the Master Loan Agreement and summarized in the Borrower Memo

Market and Site Selection

ChargedEV develops in major metropolitan markets in the Southeast and Mid-Atlantic, at hightraffic retail sites where EV adoption and fast-charging demand are already established. It scores candidate sites from A+ to C on observed utilization at nearby fast chargers, EV registration density, traffic, access, competing supply, utility tariffs, costs and incentives, and advances only top-rated sites. Incentives reduce net capital but are not used to justify a site that does not stand on its own.

Norcross scored A+. ChargedEV benchmarked nine nearby DC fast-charging locations at average utilization of about 30.6%, and estimates local EV penetration at about 2.5 times the national average. The site sees about 301,000 vehicles a day on I-85 and 33,000 on Jimmy Carter
Boulevard. In May 2026, its first full month, the hub dispensed about 93,421 kWh over roughly 3,000 sessions and generated USD 41,723 of gross charging revenue, an annualized rate of about 1.12 million kWh against ChargedEV's year-one underwriting of about 1.05 million kWh.

The Project was accepted into Georgia Power's Make Ready program, under which Georgia Power designs, installs, owns and maintains the electrical infrastructure up to the charging equipment. Georgia Power invested USD 184,716 in the Project's infrastructure.

Technical Summary

Site and Site Control

The hub occupies part of the existing Global Mall parking area near the I-85 and Jimmy Carter Boulevard interchange in Gwinnett County, within the Atlanta metropolitan area. Site control is an EV charging hosting agreement with Kensington Apartments Limited Partnership, an owner of Global Mall, giving rights to the designated parking spaces, 24-hour access and exclusive rights to public EV charging at the property, with a ten-year initial term and two automatic five-year renewals (see Table A-9).

Design

The hub uses eight Tesla V4 dispensers, each capable of up to 325 kW, powered by two Tesla V3.5 cabinets of about 385 kW each, with power shared among the dispensers on each cabinet. It is served by a dedicated 277/480V three-phase service from a Georgia Power-owned pad-mounted transformer. The design passed Tesla Engineering's review for Supercharger for Business installations; Tesla approved the final drawings on January 15, 2026, and Salas O'Brien issued the stamped set the same day.

The hub is on the Tesla Supercharger network (TRTID 487103) and is routable for Tesla and other NACS vehicles. Each dispenser has a contactless card terminal in addition to the Tesla app and Plug and Charge. A solar-powered, cellular-connected 4K camera monitors the eight stalls independently of the charging equipment.

Table A-4 - Major System Components

Component	Manufacturer and Model	Quantity	Energea Notes
DC Fast Chargers	Tesla V4 Supercharger dispensers (325 kW)	8	Supplied, commissioned and serviced by Tesla
Power Cabinets	Tesla V3.5 power cabinets (385 kW each)	2	Supplied, commissioned and serviced by Tesla
Transformer	Georgia Power 750 kVA pad-mounted, 480/277V	1	Owned and maintained by Georgia Power
CCTV	Eufy 4G LTE Cam S330	1	Solar-powered 4K camera with local recording and alerts

Energy Consumption

Consumption is driven by daily sessions and energy per session. The model assumes about 31.7 kWh a session and about 90.7 sessions a day in 2027, the first full calendar year, or about 1.12 million kWh, with growth capped by a maximum of 120 sessions a day. Table A-5 shows the first modeled operating year.

Table A-5 - Energy Consumption Forecast (April 2026 to March 2027)

Month	Daily Sessions	kWh per Session	kWh
April 2026	73	31.2	73,256
May 2026	84	31.2	86,559
June 2026	77	31.2	77,082
July 2026	80	31.3	83,080
August 2026	85	31.3	88,219
September 2026	80	31.3	80,171
October 2026	85	31.3	88,238
November 2026	87	31.4	87,581
December 2026	95	31.4	98,912
January 2027	95	31.4	98,874
February 2027	82	31.4	76,933
March 2027	87	31.5	90,585
Total			1,029,490

Interconnection

Georgia Power serves the hub through a dedicated 277/480V service with a utility-owned transformer, metering, disconnects and conduit. The Project was accepted into the Make Ready program in December 2025, and Georgia Power confirmed completion of its infrastructure on March 25, 2026. Tesla then commissioned the equipment and declared the hub Open to the Public on April 28, 2026, adding it to Tesla's in-car route planner and third-party maps.

Installation

EDEC, Inc. is the Engineer of Record and Car Charger Specialists, LLC installed the posts, cabinets, conduit and wiring, civil works, striping and signage under a contract of USD 128,269, with the Tesla equipment bought separately under the Tesla Sale and Purchase Agreement (see Table A-10). During commissioning, Tesla found and corrected an issue on one dispenser before releasing the site. The installer has confirmed payment in full and waived its lien rights.

Permitting

The City of Norcross issued permit TRD2026-009 on January 26, 2026 for the eight posts, two cabinets and the Georgia Power-supplied service equipment, with planning, building, fire and electrical reviews approved and fees paid. No permitting requirement is outstanding.

Table A-6 - Permits

Permit	Description	Status
Building Permit TRD2026009	Planning, building, fire and electrical reviews	Approved

Operations and Maintenance

Tesla provides O&M under the Long Term Services Agreement: annual preventive maintenance of the cabinets and posts, connectivity, monitoring, remedial repair of qualifying equipment defects, billing, payment processing and driver support (see Table A-11). The Project Company is responsible for damage outside that scope, such as vandalism or collisions, and for general site upkeep, including landscaping, trash and snow removal, repaving and restriping.

Health, Safety, Environmental and Community ("HSEC")

No material HSEC concerns or incidents have been identified. The site is a busy, well-lit retail center with a police station directly across the street, camera coverage and 24-hour Tesla monitoring, and no theft, vandalism or occupational accident has been reported. The area is exposed to severe thunderstorms, tornadoes, flooding, tropical-storm remnants and winter ice, with no impact on the Project to date.

Insurance

The Project is insured through Selective Insurance Company of the Southeast from January 26, 2026 to January 26, 2027, with general liability of USD 1,000,000 per occurrence and USD 3,000,000 aggregate, USD 3,000,000 products and completed operations, and USD 400,000 of business interruption. Property cover protects the equipment against risks outside Tesla's service agreement. Certificates naming the Company as loss payee and additional insured were delivered on October 15, 2026, and under Waiver No. 1 the endorsements are due within ten Business Days of funding. The business interruption limit of USD 400,000 is below the twelve months of projected Charging Revenue that Schedule D requires (about USD 479,465 net for the first twelve debt-service months); the Sponsor has asked his broker to raise it and has requested 30 Business Days to do so.

Financial Summary

Revenue and Operating Performance

The model reflects actual operations to date. For the first twelve debt-service months, October 2026 to September 2027, it projects 1,087,406 kWh, USD 538,182 of gross charging revenue and USD 479,465 net. For 2027 it forecasts about 1,120 MWh and USD 550,000 of gross revenue, rising to about 1,240 MWh and USD 624,000 in 2028 and 1,360 MWh and USD 698,000 in 2029.

Table A-7 - Tesla Payouts, 2026

Month	Sessions	Net Revenue (USD)
April	131	865
May	3,002	29,646
June	2,850	31,813
July	3,118	34,443
August	3,443	39,599
September	3,209	37,780
May-September average		34,656

Net revenue is Tesla's monthly remittance to the Project Company after its service fee, taxes, chargebacks and refunds, before pending payments. April is a partial month after the hub opened.

Debt Service Coverage

On the Project's projected cash flow and a minimum 1.30x DSCR, the Project supports a maximum loan of about USD 540,300. The Initial Advance of USD 270,000 is half of that and gives a projected DSCR of about 2.49x. The schedule of the Advance is set out in Annex 1.

Operating Expenses ("OPEX")

Table A-8 - Operating Expense Inputs

Description	Cost (USD)	Escalation
Energy	0.12892 / kWh	2.5%
Customer Fixed Charge	152 / month	2.5%
Demand Charge (on total cabinet capacity)	5.25 / kW / month	2.5%
Site Rent	Fixed monthly rent, one stepup in year six	-
Tesla Service Fee	0.10 / kWh	3.0%
Management Fee	4,000 / month	2.0%

The model's management fee of USD 4,000 a month equals the MLA cap for an eight-stall site (USD 3,000 per site plus USD 250 for each of the four stalls above four), and is paid only after debt service and the reserve.

Taxes

The model applies federal and Georgia income tax of 21.0% and 5.19% at the Project level, with half-year depreciation. The Project Company is a pass-through entity, so these taxes fall on its owner; deducting them at the Project level makes the coverage analysis conservative.

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the Manager. This section comments on the following contracts:

a)  Project Company Operating Agreement
b)  Hosting Agreement
c)  Tesla Sale and Purchase Agreement
d)  Tesla Long Term Services Agreement

Table A-9 - Hosting Agreement

Contract	EV Charging Hosting Agreement, December 2, 2025
Parties	Kensington Apartments Limited Partnership (host); ChargedEV Atlanta LLC (operator)
Rights	Designated parking areas for up to eight Supercharger dispensers and equipment; 24-hour access; exclusive public EV charging at the property; the Project Company owns the equipment
Term	Ten years, renewing automatically for two five-year periods unless the host gives 180 days' notice; up to twenty years of site control
Rent	Fixed monthly rent with one step-up in year six; market rent in renewals, subject to a cap
Assignment	Requires the host's prior written consent
Termination	A 90-day convenience termination right that cannot be exercised during the first ten years
Company Protections	Host direct agreement, consent or estoppel is a condition subsequent; onboarding by equity rollover avoids an assignment
Governing Law	Georgia

Table A-10 - Tesla Sale and Purchase Agreement

Contract	Tesla Supercharger Sale and Purchase Agreement (US), December 4, 2025
Parties	Tesla, Inc. (seller); ChargedEV Atlanta LLC (buyer)
Equipment	8 Tesla V4 Supercharger posts, 2 V3.5 cabinets and 1 system controller

Table A-11 - Tesla Long Term Services Agreement

Contract	Tesla Supercharger Long Term Services Agreement (USA), December 4, 2025
Parties	Tesla, Inc. (service provider); ChargedEV Atlanta LLC
Services	Preventive maintenance, remedial repair of qualifying failures, monitoring, connectivity, billing and payment processing

The Project Company's amended and restated operating agreement of July 6, 2026 names the Sponsor as sole member and manager, authorizes the Tesla agreements and senior financing, and contemplates the contribution of the Project Company to the Borrower and the pledge of its equity.

Table A-12 - Documentation Checklist

Area	Documents	Status
Project Company	Formation documents; tax registration; operating agreement	Confirmed
Site	Site photos; hosting agreement; site plan and layout	Confirmed
Design	Technical summary; utilization forecast; Tesla engineering review	Confirmed
Interconnection	Make Ready application and approval; permission to operate	Confirmed
Permits	Electrical, civil, fire and planning and zoning approvals	Confirmed
Installation	As-built drawings; Tesla Sale and Purchase Agreement; installation agreement; Tesla commissioning	Confirmed
O&M	Tesla Long Term Services Agreement; Tesla payout reports; utility bills; insurance certificate	Confirmed
Investment	Project model	Confirmed

Approval

The Investment Committee members have performed the necessary review of the Project and hereby approve PLA No. 1 for the Norcross Project.

/s/ Mike Silvestrini
Partner

/s/ Arthur Issa
Financial Analyst

/s/ Dave Rutty
Senior Investment Analyst

/s/ Isabella Mendonça
General Counsel

/s/ Francielle Assis
HR & HSEC Legal Manager

/s/ Julio Cezar dos Santos de Morais
Electrical Engineer

/s/ Juan Carvajales
Senior Portfolio Manager

Annex 1 - Amortization Schedule

The Initial Advance is interest only for three months from disbursement and then amortizes in 84 level monthly payments at the fixed Interest Rate of 13.50% a year (30/360): interest of USD 3,038 a month during the interest-only period and level payments of USD 4,986 a month thereafter. Table

A-13 summarizes the schedule by loan year, assuming the full Initial Advance is disbursed at once.

Table A-13 - Scheduled Debt Service by Loan Year (USD)

Loan Year	Principal	Interest	Total Debt Service	Ending Balance
1	18,342	35,640	53,982	251,658
2	27,514	32,313	59,826	224,144
3	31,467	28,360	59,826	192,678
4	35,988	23,839	59,826	156,690
5	41,158	18,668	59,826	115,532
6	47,071	12,755	59,826	68,461
7	53,834	5,992	59,826	14,626
8 (three months)	14,626	330	14,957	0
Total	270,000	157,896	427,896

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 4 USA LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 28, 2026